News Release

Memorandum of Understanding Signed between Elsa Reclamation and
Development Company Ltd. and Na-Cho Nyak Dun First Nation Supporting
Alexco Resource Corp. in the Keno Hill Silver District

March 12, 2007 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Company”) and Na-Cho Nyak Dun First Nation (“NNDFN”) are pleased to announce today that Elsa Reclamation and Development Company Ltd. (“ERDC”), a wholly owned subsidiary of Alexco, has signed a Memorandum of Understanding (“MOU”) with NNDFN. The MOU provides for cooperation and support of any future development in the Keno Hill Silver District and in the longer term, the reclamation and closure of the former mining district.

The Keno Hill Silver District is located in the traditional territory of NNDFN. The MOU recognizes the unique connection the NNDFN has to the area. They have served as custodians of the traditional territory lands, waters and resources since time immemorial. This connection is also evidenced in their ownership rights recognized by fellow governments. The MOU also commits ERDC to recognizing and protecting the traditions and social well-being of NDDFN, while encouraging participation in mutually beneficial activities in and around the Keno Hill properties.

“This is the first time a company has approached the Na-Cho Nyak Dun Nation with this level of respect and we look forward to strengthening this important partnership with Alexco. We are excited about the significant opportunities the NNDFN-AXR partnership will bring to our people and regions” says Chief Simon Mervin, Sr.

Highlights of the MOU include:

  Creation of a Project Review and Economic Opportunity Committee to foster and promote the involvement of NNDFN citizens and/or businesses, and ensuring that goals, objectives and commitments in the Keno Hill district produce results that are mutually beneficial;

  Identification of employment, training and other opportunities for qualified NNDFN citizens or entities, and endeavor to capitalize the initiative to the fullest of its capabilities;

  Provision and/or coordination of training in relation to any employment or contract positions;

  Preferential hiring and tendering opportunities;

  Scholarship opportunities for post-secondary education of NNDFN citizens in any environmental, exploration or mining disciplines; and

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

  Development of a mutually acceptable and binding Accommodation and Benefits Agreement affirming all parties will work harmoniously for any aspect of the Project within six months.

The MOU and forthcoming Accommodations and Benefits Agreement will remain in effect during the Keno Hill licensing and permitting processes, care and maintenance operations, reclamation and closure, exploration and, if applicable, future development of the Keno Hill Silver District.

“Alexco's operating strategy includes a commitment to restoring and sustaining the environment in which we work and an assurance of social responsibility to the communities in which we operate. This MOU fits perfectly with our strategy and ethics. We look forward to expanding our commitments while reinforcing our relationship with NNDFN.” says Clynton Nauman, President and Chief Executive Officer of Alexco.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today’s global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

About Na-cho Nyak Dun First Nations

The Na Cho Nyak Dun “Big River People” trace their heritage back to an area centered along and north of the Stewart River. The current citizenship is 587, predominately living in and around the village of Mayo.

On August 21, 1992 the people affirmed their inherent right to self-government by approving their own Constitution and on February 14, 1995 the Parliament of Canada agreed by ratifying the Self Government Agreement.

As their Constitution states: “we will be able to share the land and resources with others. That sharing will in future be with our full consent, based on the retention and definition of our aboriginal rights, titles and interests…”.

For more information contact Brad Thrall, Chief Operating Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com; or Chief Simon Mervyn by telephone at 867-996-2265 or by e-mail to nndchief@nndfn.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Alexco Resource Corp.	Page 2